Protective Life Corporation

Post Office Box 2606

Birmingham, AL 35202

205-268-1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

August 5, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:         Protective Life Corporation

Form 10-K for fiscal year ended December 31, 2010

Filed on February 28, 2011

Form 8-K

Filed on May 5, 2011

File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“Protective”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Annual Report”) and on the Current Report on Form 8-K as filed on May 5, 2011 contained in your letter dated July 25, 2011 addressed to Mr. Richard J. Bielen.  For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2010

Notes to the Consolidated Financial Statements

10. Mortgage Loans, page 157

Comment 1:

You do not appear to have disclosed all your accounting policies for mortgage loans either herein nor in Note 2, Summary of Significant Accounting Policies. Please provide us proposed to disclosure to be included in future periodic filings describing your accounting policies for initially and subsequently measuring mortgage loans including those which you allow a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. Refer to ASC 310-10-35-22 and 36.

Response 1:

The Company will modify the Mortgage Loans note in future filings to include the italicized language below, and will also include a reference to this disclosure in the Summary of Significant Accounting Policies note.

The Company’s commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan’s contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

Many of the mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $238.8 million would become due in 2011, $991.1 million in 2012 through 2016, $744.1 million in 2017 through 2021, and $273.5 million thereafter.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2010 and 2009, approximately $884.7 million and $808.6 million, respectively, of the Company’s mortgage loans have this participation feature.  Cash flows received as a result of this participation feature are recorded as interest income.

Comment 2:

Tell us how your policy of establishing an allowance for a borrower based on an “expected loss calculation” complies with ASC 310-10-35-22.

Response 2:

As required by ASC 310-10-35-22 the Company establishes its allowance for mortgage loan credit losses “based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, a creditor may measure impairment based on…the fair value of the collateral if the loan is a collateral-dependent loan.”  To clarify our policy of establishing an allowance for mortgage loan credit losses, the Company will modify the mortgage loan note in future filings to include the following italicized language:

As of December 31, 2010 and 2009, the Company had an allowance for mortgage loan credit losses of $11.7 million and $1.7 million, respectively. Over the past ten years, the Company’s commercial mortgage loan portfolio has experienced an average credit loss factor of approximately 0.2%. Due to such low historical losses, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC 310. Since the Company uses the specific identification method for calculating reserves, it is necessary to review the economic situation of each borrower to determine those that have higher risk of credit impairment. The Company has a team of professionals that monitor borrower conditions such as payment practices, borrower credit, operating performance, property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the current estimated fair value of the loan’s underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan. A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property.

Form 8-K as filed May 5, 2011

Comment 3:

We note that you have filed your Coinsurance Agreement with Liberty Life Insurance Company as Exhibit 10 to Form 8-K but have omitted various exhibits, annexes and schedules to the Coinsurance Agreement. Please amend your Form 8-K to file a complete copy of the Coinsurance Agreement including all exhibits, annexes, and schedules thereto.

Response 3:

We filed an amended Form 8-K on August 5, 2011 that included a complete copy of the Coinsurance Agreement with Liberty Life Insurance Company including all exhibits, annexes, and schedules.

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In connection with our response, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns.  As always, we look forward to continued dialogue on financial reporting issues.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596.

Sincerely,

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer